Exhibit 10.11

Tuesday Morning Corporation
Description of Director Compensation

Directors who are not executive officers receive an annual retainer from the Company in the amount of $30,000, receive reimbursement for their out-of-pocket expenses incurred in attending Board and committee meetings, and receive the standard 20% discount on merchandised entitled to all of our employees. Newly elected Directors receive an initial grant of 15,000 options to purchase shares of Tuesday Morning common stock priced at the fair market value on the date of the grant at the time they join the board. The Chairman of the Audit Committee receives additional compensation of $20,000 annually for performance of his additional duties. Periodically, the Board of Directors may approve additional grants of stock options for long-term service and other discretionary criteria. Directors who are executive officers do not receive any additional remuneration for serving as a director.